

February 22, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Eric S. Langan
President and Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: **Rick's Cabaret International, Inc.**
              Form 10-K for the year ended September 30, 2010
              Filed December 14, 2010
              File No. 1-13992

Dear Mr. Langan:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief